Room 4561

	February 3, 2006

Mr. Frank T. Sample
President and Chief Executive Officer
Visicu, Inc.
217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202

Re:	Visicu, Inc.
	Amendment No. 1 to Registration Statement on Form S-1 filed
January 19, 2006
	File No. 333-129989

Dear Mr. Sample:

      We have reviewed your amended filing and response letter dated
January 19, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary

Critical Care Medicine Study, page 3

1. Please clarify whether Sentara Healthcare provided the remaining support for the study or whether other parties other than you also funded the study.

Use of Proceeds, page 23

2. Please elaborate on your expectations to use portions of the proceeds to increase sales and marketing efforts and to enhance your product offerings. Please provide additional detail as to the focus for your planned increase in sales and marketing efforts and the research and development initiatives you plan to pursue.

Dividend, page 23

3. Please provide disclosure in your prospectus with respect to the reason for and timing of the special cash dividend.

Business

Industry Background

Increasing Number, Acuity and Costs of ICU Patients, page 44

4. We note your response to comment 4 of our letter dated December 23, 2005. Your cover letter dated January 19, 2006 accompanying the supplemental information you have submitted notes that a study by the
Clinical Advisory Board is only available to members of the Clinical
Advisory Board. We further note that your discussion regarding the increasing number, acuity and costs of ICU patients specifically cites the study as a source for the data you have presented in the discussion. As the study is not publicly available without cost or at a nominal expense, it appears that the consent of the Clinical Advisory Board to the use of their information in the prospectus and to the reference to them should be obtained and filed as an exhibit.
Please see Rule 436 of Regulation C and Item 601(b)(23) of
Regulation
S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Shortage of Intensivists and ICU Nurses, page 44

5. In our review of the supplemental materials you have provided that support certain third-party statements in your prospectus, we were unable to locate the support for your statement that "a shortage of intensivists in the United States has prevented hospitals from providing additional intensivist oversight in the ICU" and that "only
10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group`s ICU physician staffing criteria." Please advise where we may locate the statement in the supplemental materials you have provided or otherwise provide us such supporting documents.

Sales, Marketing and Customers

Customers, page 50

6. We note your revised disclosure and response to comment 7 of our
letter dated December 23, 2005.  We, however, note in your
disclosure
on page 51 that Sutter Health and Advocate Health Care represented greater than 10 percent of your revenue in each of the periods disclosed. For the year ended December 31, 2004, Sutter Health and
Advocate Health Care represented 20 percent and 23 percent, respectively, of your revenue. It would appear that Sutter Health and Advocate Health Care are significant customers. Please advise us of their share of your revenue for the year ended December 31,
2005
as well as of your revenue backlog. Upon receipt of this information, we may have additional comments.

Government Regulation

Food and Drug Administration, page 55

7. Please advise us whether the predicate devices you note in your response to comment 35 of our letter dated December 23, 2005 are competitive to your eICU Program.

Legal Proceedings, page 60

8. We note your response to comment 37 of our letter dated
December
23, 2005. Please elaborate on the significance of your statement that "iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of [y]our patent." Specifically, please discuss what references iMDsoft noted in their reexamination request and why they were not previously reviewed. Please elaborate on the significance of such references to your patent and the reexamination process. Further, please clarify whether the subsequent review of such "references" led the U.S. Patent Office to determine that new questions of patentability had arisen and explain what requirements were met for a patent reexamination.

Note 5, Stock Options, page F-14

Notes to Financial Statements, page F-7

Note 5, Stock Options, page F-14

9. We have reviewed your response to comment 47 of our letter dated
December 23, 2005. Your disclosure on page 32 indicates that in connection with the preparation of your 2004 audited financial statements you concluded that you were no longer an early stage business and that "accordingly, the valuation of [your] common stock was more complex and required independent appraisals" and "as a result, [you] engaged an independent appraiser." This type of reference appears consistent with those contemplated by Rule 436(b)
of Regulation C. We reissue comment 47 in its entirety. As previously requested, if you continue to refer to an independent appraisal, you must identify in your disclosure this valuation specialist and include the expert`s consent. Also, refer to footnote
60 to paragraph 179(c) to the AICPA Practice Aid on the Valuation of
Privately-Held-Company Equity Securities Issued as Compensation.

10. Please provide us with sufficient objective support for the amounts by which you have discounted your valuations for lack of marketability and the potential impact of litigation. Reconcile the statements made in your contingency section regarding the litigation against you to the 30 percent and 15 percent discounts you took relative to the same litigation.

11. Reconcile and explain the differences between the fair values of the underlying common stock at each contemporaneous valuation date, including the difference between the most recent fair value and the midpoint of your offering range, which we understand to be $11 to $13. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

12. Provide us a summary of the options or shares you have granted subsequent to September 15, 2005 through the date of your response.
Include the number of options or shares granted, the exercise price and the fair value of the underlying common stock.

13. The last paragraph under the heading stock-based compensation on page 34 indicates that you intend to adopt the provisions of Statement 123(R) using the modified prospective method. Revise to clarify that this adoption alternative only applies to the awards issued after November 29, 2005 and that you will apply the prospective method for awards issued prior to November 29, 2005 (awards disclosed using the minimum value method). See your disclosure regarding SFAS 123(R) on page F-11.

Item 15. Recent Sales of Unregistered Securities, page II-2

14. Please separately disclose the securities issued pursuant to Rule
701 of Regulation D and those securities issued in which Section
4(2)
of the Securities Act was relied upon. Your disclosure also suggests that certain awards of restricted stock were made without further detailing such awards. Please revise as appropriate.

15. With respect to the securities issued on reliance of Section 4(2), please disclose the facts and circumstances upon which you relied on to determine that Section 4(2) was available. Please discuss whether the purchasers were accredited or sophisticated investors and, if the latter, the access to information afforded to them.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chauncey Martin at (202) 551-3441 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Wm. David Chalk, Esq.
	George J. Nemphos, Esq.
	DLA Piper Rudnick Gray Cary US LLP
	6225 Smith Avenue
Baltimore, Maryland 21209
	Telephone: (410) 580-3000
	Facsimile: (410) 580-3120